


JOIN THE ARO LUCHA COMMUNITY

Raised $129,216 from 317 investors on July 2018

Snapshot   Quotes   Story   Numbers   Team   Investors   Interview   Q&A

The World's First Fan Owned Lucha Libre Sports & Entertainment Company

Aro Lucha produces television, digital, and live event Lucha Libre content. Rey Mysterio and Konnan own shares of our company and are two of the most iconic names in the industry. What they bring to the table is unmatched in my opinion. We're offering the 57 Million Hispanic and Latino people in the United States a Lucha Libre product that they can call "their own" for the first time in history.



Jason Brown
CEO
Entrepreneur, Started Over 10 Companies, Produced Two Feature Films.



Aro Lucha Special Message from Rey Mysterio

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entertainment   recreation   advertising
television   athletes   wrestling
community   crowdfunding   leisure
media

Why you may want to invest

1 Season 1 of our TV show has been announced for filming later this year.

2 The filming of our Pilot Episode on December 10th, 2017 sold out and we had to turn people away at the door.

3 Wrestling legends Rey Mysterio & Konnan are partners and shareholders.

4 Founders Ron and Don Harris are ex-WWE performers who have been in the wrestling business for over 25 years each.

5 Head Writer Carlos "Konnan" Ashenoff has 30 years of professional wrestling experience and holds fifteen title belts in nine promotions.

6 Rey Mysterio is widely considered one of the best wrestlers of all time and has signed on for Season 1 of TV for Aro Lucha, which we're currently shopping to television networks.

7 Two live Aro Lucha shows in January garnered 97,000 impressions and 2,409 engagements on Facebook.

8 Modelo sponsored our first event and we have been contacted by Sprint local in Nashville.

Our Ambition

The WWE just posted $801 Million in Revenue in 2017 according to their reporting. Based on that, and our research on the growing power of the Hispanic and Latino community within the United States, our goal is to grow into the #1 Lucha Libre Sports & Entertainment Company in the United States.

https://arolucha.com   Franklin, TN

Why I Like Aro Lucha

"With the interest in the Latino culture growing at an amazing pace, Aro Lucha has a

lot of potential. Especially in the crossover space with comic books, films, and other content opportunities."



Shawn Kirkham Sr.
VICE PRESIDENT, BUSINESS DEVELOPMENT AT SKYBOUND ENTERTAINMENT (ORIGINAL CREATORS OF THE WALKING DEAD COMICS)

VIEW ALL PRESS

We're Bringing Lucha Libre To The U.S.

For decades, lucha libre has been at the epicenter of Mexican and Latin American pop culture. The masked wrestlers are more superhero than mortal, the fan base is rabid, and the storylines are insane. But until now, lucha libre fans in the U.S. had no choice but to watch the wrestling of the WWE. Close, but not quite the same thing. We're poised to enter a huge, untapped market by offering both televised content and live events to the almost 60 million Hispanic people living in the U.S.





We're Working With a Team of Wrestling Legends

Two of our founders, Ron and Don Harris, are ex-WWE performers who have each been in the wrestling business for 25 years. Our head writer, Konnan, is a wrestling luminary who leveraged his fifteen title belts in nine promotions into a long promotional and managerial career. And our biggest

star, part-owner Rey Mysterio, is widely regarded as the greatest cruiserweight wrestler of all time after he won the 2006 Royal Rumble match and later became the 21st WWE Triple Crown Champion. He'll lead our television series and live events, which has already helped us gain thousands of fans.


"I'm proud to be on the Advisory Board and an Owner of Aro Lucha. Now YOU can be an Owner too!"
-Rey Mysterio Jr.

The First Aro Lucha Show Sold Out



We've held 3 weekends of events since incorporating in the fall of 2017, selling out our first show. By offering family-friendly storylines and entertainment, we provided Nashville and 4 cities in Texas with local, valuable entertainment they would be hard-pressed to find anywhere else in the U.S.

Lucha Libre is so much richer and culturally ingrained than a wrestler holding a metal chair. Through Season 1 of Aro Lucha starring Rey Mysterio, which we're currently shopping to television networks, we will build a trusted communication channel to our audience. This will not only help us grow our own business and revenues but open up strategic channels that will bring the intrigue and excitement of luche libre to the rest of the country.


ARO


CORE VALUES
VALORES FUNDAMENTALES
SERVANT LEADERSHIP
EXCELLENCE IN BUSINESS
LISTEN
VALUED RELATIONSHIPS
DEVELOP OTHERS
BE GENEROUS
TRANSFER PASSION
BE RESOURCEFUL
ARO LUCHA
LIDERAZGO SERVICIAL
EXCELENCIA EMPRESARIAL
ESCUCHA
RELACIONES VALIOSAS
DESARROLLA A OTROS
SE GENEROSO
TRANSMITE PASIÓN
SE INGENIOSO

At Aro Lucha, we operate and run our business based on 8 core values: Servant Leadership, Excellence in Business, Be Resourceful, Listen, Transfer Passion, Valued Relationships, Be Generous, and Develop Others. We filter all our strategies and decisions through these core values, and we're excited for our fans to be a part of it.

Our Progress So Far



Rey Mysterio becomes an Aro Lucha Owner

The former WWE Triple Crown Champion also signs for Season 1 of our television series.

AroLucha, Inc is founded

Inaugural House Shows, TX

The shows are in Amarillo and Lubbock.

Planned TV Tapings for Aro Lucha Season 1

The season will star Rey Mysterio.

October 2017

November 2017

January 2018

June 2018

November 2017

December 2017

February 2018

July 2018

Charles "Konnan" Ashenoff becomes an Aro Lucha Owner and Head Writer

TV Pilot Filmed, Nashville TN

In front of a packed house, we film our pilot with Rey Mysterio and 20+ Lucha Talent.

Second Round of Shows, TX

Our third and fourth shows are in Beaumont and Humble.

Tentative: Aro Lucha Comic Con with Advisory Board Members of Legion M

Let's Elevate Lucha Libre in the U.S. Together

Dear Investors,

WOW. We've only just begun, but what an amazing ride it's been. If you would have told me 6 months ago that we would start a professional lucha libre sports entertainment company, I would have laughed at you. If you would have told me that we would film a TV pilot in December with Rey Mysterio, John Hennigan, and 20 other world-class athletes, I would have laughed again. If you would have told me that the pilot would sell out and we'd have to turn people away at the door, that Konnan would sign on as a company shareholder and our head writer, that Rey Mysterio would become a company shareholder and sign on to star in Season 1 of Aro Lucha, that we would run 3 weekends of shows over 3 months and have over 3,000 people attend those shows, again I would have laughed at you ... but HERE WE ARE.

"No Dejes De Luchar" has become our catchphrase, our motto. Loosely translated, it means "Never Stop Wrestling, Never Stop Fighting." If that's you, if that's your spirit, then we invite you to join the founders of Aro Lucha, to join Konnan, to join Rey Mysterio, and to lock arms with us as we grow something special for the talent and the fans. You, the fans, are the MOST IMPORTANT thing to our company, and that's why we ask you to join us and become a part of the revolution, the movement, the first fan-owned professional wrestling lucha libre company.

No Dejes De Luchar,



Jason Brown

Our Facebook Audience Has Grown 10X in 5 Months

Our presence is growing not just online and on social media platforms, but also in dozens of publications and media outlets, including Sports Illustrated and every major wrestling outlet.



SOCIAL MEDIA GROWTH





SOCIAL MEDIA IMPRESSIONS & ENGAGEMENTS



* Total Impressions & Engagements for All Aro Lucha Social Media (Facebook, Twitter, Instagram)



Meet the Founders



Jason Brown
CEO
Entrepreneur, Started Over 10 Companies,



Bill Campbell
Chief Capital Officer
Owned several automotive and technology



Kathy Campbell
Chief Capital Officer
Owned several automotive and technology





Produced Two Feature Films.

businesses. Mergers and Acquisitions experience. Part-time.

businesses. Mergers and Acquisitions experience. Part-time.

Ron Harris
VP of Talent Relations
Over 25 Years of Experience in Professional Wrestling. Former WWE Talent.

Don Harris
VP of Production
Over 25 Years of Experience in Professional Wrestling. Former WWE Talent.

AND THE REST OF THE TEAM



Carlos "Konnan" Ashenoff
Head Writer
Professional Wrestler, Creative Consultant, Worked for AAA, CMLL, WCW, Impact, and WWE. Part-time.



Rey Mysterio
Advisory Board Member, Shareholder
Best cruiserweight wrestler ever. 2006 Royal Rumble champ and WWE Triple Crown Champ. Part-time.



Rafael Morffi
Operations
Worked for Major League Soccer and The New York Mets. Part-time.



Luis Fitch
Consultant
Co-Founder of UNO Branding. Specializes in cross cultural branding. Part-time.



Jeff Annison
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, President Legion M. Part-time.



Paul Scanlan
Advisory Board Member
Emmy Winner, Founder/CEO New York Rock Exchange, CEO Legion M. Part-time.



Melissa Preisler

Raised $519,216 From 317+ Investors

FUNDING HISTORY



Johnson Hor
A polyhistor or polymath depends on who you ask



Jason West
Internet & Cats







William Randolph Owens
Entertainment, Media and Tech Entrepreneur



Errol Fullido
Investing in a startup



Steve Taylor
I am a cyber security professional who loves investing in innovative ideas and meeting aspiring entrepreneurs.



Jeff Annison
Cofounder of Legion M, New York Rock Exchange and the Emmy winning MobiTV.

MORE INVESTORS

Interview

Wefunder interviewed Jason Brown on February 14, 2018.

+ EXPAND ALL

WF: What is Aro Lucha?

BROWN: We are, to my knowledge, The World's First Fan Owned Lucha Libre Sports & Entertainment Company. We produce professional wrestling content, similar to the WWE, but specifically in the Lucha Libre space targeting professional wrestling fans and one of the fastest growing demographics in the

professional wrestling fans and one of the fastest growing demographics in the United States, the Latino and Hispanic community.

WF: What is lucha libre? ˅

WF: Where does Aro Lucha fit in the lucha libre ecosystem? ˅

WF: Has anyone tried this before? ˅

WF: Where does Aro Luche's revenue come from? ˅

WF: How big is your potential market? ˅

WF: What do your next six months look like? ˅

WF: How do you measure success? ˅

WF: Do you consider WWE a competitor? ˅

WF: Who's on your team? ˅

VIEW ALL QUESTIONS



Ask a Question ⚙

Type your question here...   **ASK QUESTION**

Dave Johnson   Mar 29 2018 ˅
Hello Jason .I do appreciate your response. I will give you my reply. First, SS tattoos were considered disgraceful 25 years ago. So to say they " didn't know" is really a stretch. And, let's really be frank here. Who would even consider an SS tattoo knowing what it represents? Nobody can say "I didn't know" because it is a specific tattoo and a specific reason to get it. You are stretching things to try to explain this away because Nikita Koloff legally changed his name. If they said "we are not bikers but we got tattoos for the gimmick" that would be a fair comparison. But, to get an SS tattoo, knowing what it is (and it meant that 25 years ago as well as today), is something that can not go without questions. Honestly Jason, instead of explaining it away, it would have been very respectful for the guys to just say something like " young , dumb, wanted to be bad ass, we thought white power was cool... we learned, grew, came to God, built families, and are changed men. This is the evidence of our change, Please forgive us and let's make a great company". That would look really good and I would be on board with people who stand up like that. You trying to rationalize it through weak narratives. I also would like you to address the second part which likely would have more impact on the financial viability of this company. Are you bringing in Vince Russo? To have a man who has a documented history of being unfavorable to Hispanic wrestlers and to Lucha style of wrestling, could mean the product he writes or supervises will be very poor and turn off your fans. What do you think? Thanks.
ANSWER   IGNORE

Jason Russell   Mar 28 2018 ˅
I was interested in investing until I saw that Vince Russo is involved. I have better ways to throw my money in the toilet that doesn't involve the cancer of pro wrestling. It's only a matter of time until your closed down with him on the payroll.
ANSWER   IGNORE

Jamie Miller INVESTOR   Mar 24 2018 ˅
Hello, I would like to invest but I would like to clear up one thing. Is Vince Russo involved? Russo is named in the WCW racial discrimination lawsuit and is quoted by several people as saying racially insensitive things about minorities. See below
https://twitter.com/davidbix/status/976580164736946178

https://twitter.com/davidbix/status/976581414035640321

https://twitter.com/davidbix/status/976581932204154880

https://twitter.com/davidbix/status/976582736474460160

https://twitter.com/davidbix/status/976583167552483328

https://twitter.com/davidbix/status/976614015131676672

https://twitter.com/davidbix/status/976616198468263937

ANSWER   IGNORE

Mike Clanton   Mar 24 2018 ⌄

You kind of beat around the bush with the Harris brothers, and the SS and such stuff. In
no time in the attitude era were there any actual Nazi, or other hate group symbols
allowed on TV, or on talent that was sanctioned by the company. You glossing over this
very important part is why people should not invest, because you are being dishonest,
and to be honest you are insulting peoples intelligence...especially with your "may"
comment, because it shows you didnt do your due diligence on the character of senior
positions in your company.

ANSWER   IGNORE

Trevor Dame   Mar 19 2018 ⌄

Hi, why do two of your key employees (Ron and Don Harris) have SS tattoos, and why
did you hire Vince Russo, a man who has said Americans don't want to see lucha, as a
script supervisor?

ANSWER   IGNORE

J Ronald Jenkins   Apr 22 ⌄

I have a business concept in mind and would like to share it with you for more insight
and advice, but also to see if you would be open to the idea of a working relationship. It
is inspired by Aro Lucha but you may see other innovations within my specific idea as
beneficial to your promotion in particular and transformative to the business as a
whole. How can we begin a formal process of a business meeting and what advice
could you give me in regards to starting a business through WeFunder and other
online-based business launching platforms?

ANSWER   IGNORE

Dave Johnson   Apr 3 2018 ⌄

Hello Jason. I see in one of your responses you are choosing to ignore questions that
you consider to be negative or about personal feelings. I can understand that would
likely include my follow up question that you have not answered. In addition to being a
wrestling fan, I actually run my own business and my questions come for legitimate
investment reasons. Let me clarify WHY I would ask questions about the SS tattoos
and the rumored involvement of Vince Russo. First, I want to make sure the SS issue is
fully addressed as I would not want to be an investor and see the company get a
broadcast deal and then lose sponsors if one of them decides to make an issue of this.
That would potentially end the company as a viable TV property. Secondly, I wanted to
clarify the Russo rumor, because, if a person is writing or script supervising a TV
product for a wrestling style he has been highly critical of, the TV product could be
poor or disjointed, and lead to ratings taking and the loss of revenues or TV deal that
goes a long with that. His presence cost a prior wrestling company a multi million
dollar TV deal so this should be important to any potential investor. Now that I have
explained the why, perhaps you can have a better understanding. Tough questions
have to be asked when people are granting you funding and we need to vet potential
pitfalls. Thank you

ANSWER   IGNORE

Mohamed Mustafa Khimani   Apr 13 ⌄

Is there any update? When will I receive the digital certificates? It's been a while since
we have heard anything. How can I subscribe to the email-list?

ANSWER   IGNORE

Andrew Jesse Zhao   Oct 4 ⌄

I invested enough to receive a Luchador Mask. However I have not received anything
from Aro Lucha or any proof of shares. Can someone assist me with this?

ANSWER   IGNORE

Wayne Hudson   Jul 15 ⌄

If u invest does that mean we can make money off this investment?

ANSWER   IGNORE

 **Jason Brown** CEO FOUNDER   Jul 18 ⌄

Hi Wayne, Yes, since you own stock in the company, you have the potential
for a return on your investment, so it is possible to make money off of this
investment. Just to be fair, it is also possible to lose money on any
investment as well. Thanks for your question.

Montier Robert   Apr 12 2018 ⌄

Bonjour, Je suis MONTIER Robert; Investisseur prive.J'ai opte pour le financement de
projets pour accompagner financierement toutes personnes serieuses porteuses de
projets.Contacter moi en cas de besoin. Voici mon mail:montierrobert12@gmail.com

ANSWER   IGNORE

Jason Brown CEO FOUNDER   Apr 14 2018 ⌄

Merci Robert. Nous pouvons vous envoyer un email.

C.L. Bedell   Mar 23 2018 ⌄

What are the immediate and long-term plans in regards to merchandising and licensing? Who will be handling those duties, and what opportunities will exist for individuals with products are suited for the brand?

ANSWER   IGNORE

 **Jason Brown** CEO FOUNDER   Mar 30 2018 ∨

Hello C.L., and thank you for your question. We feel that merchandise and licensing will be a very large portion of our future revenue streams. It's easy to see that there is a lot of wrestling related merchandise and gear that is being sold every day, so we see this is a great opportunity.

In answer to your question, two of our founders are also involved in a merchandise company that produces merchandise and apparel for some very large clients like Carrie Underwood, The Nashville Predators, and the Phoenix Suns. So, while we have a close relationship with a company that has a proven track record of being able to deliver in this arena, we also understand that great ideas and relationships can come from anywhere—internally, from our vendors, investors, and fans. The opportunities for individuals with products that they feel may be suited for our brand is to present them to us, and if they fit our model and are great opportunities then we are open to working with them. We currently do not have an in house licensing person but we are dedicated to creating the strongest team that we can in order to make Aro Lucha successful.

Andrew Bushnell   Mar 19 2018 ∨

What Trevor Dame pointed out about Ron and Don Harris wearing nazi sympathetic t-shirts and tattoos is very concerning. I am unfamiliar with wrestling, but it didn't take more than 10 seconds on google to confirm. I too would like to know what the motivation was associating the company with these individuals? I'm not interested in investing or in any way being involved with a company that would support or condone racist ideology in any context. Please explain the decision making process around bringing on these two individuals as key players.

ANSWER   IGNORE

 **Jason Brown** CEO FOUNDER   Mar 21 2018 ∨

Hi Andrew. We appreciate your question and the opportunity to address this subject. You mentioned you are unfamiliar with wrestling, so we understand how a comment like this could raise concerns. Ron and Don Harris were performers for the WWE and other popular wrestling promotions during their wrestling careers. When on TV, they were in character, referred to as "a gimmick", where their character or gimmick were as bikers. They also worked at a time in the industry when there was something called "kayfabe", which was basically saying that you never broke character. There are verifiable stories where the good guys, or "baby faces", were not allowed to be seen after work with the bad guys, or "the heels", so in essence if they were in a feud on television, they had to "kayfabe" that they were in a feud in real life and were never to break character.

For example, Nelson Simpson was an American wrestler, who was given a Russian gimmick where he played Nikita Koloff. Nelson went as far as to legally change his name to Nikita Koloff to stay in character. The Harris brothers TV personas and gimmick were as bikers, but they are about as far from nazi sympathizers as the east is from the west and were in no way involved in that culture, behavior or activity. This was much like the wrestler whose character or gimmick was Junk Yard Dog, however, he did not work in a junk yard, nor was he part dog, just as the wrestler known as The Undertaker wasn't in the funeral home business. The images you may have seen in your Google search were costume and TV personas that Ron and Don played while working for wrestling promotions during their career as wrestlers, including the WWE and TNA.

I can speak for the multiple professionals attached to Aro Lucha that we would not have people who displayed these characteristics involved in this company. We are excited about the Aro Lucha team, and the Harris brothers are a huge part of the equation. Both men are of excellent character, and Ron Harris brings a wealth of professional wrestling knowledge in operations, talent relations and production. He is also a Christian and was featured on the Christian Broadcast Network in this article. Ron's last company has a verifiable history of doing pro-bono work for the The Joseph School in Haiti supporting Haitian orphans and their education.

http://www1.cbn.com/700club/ron-harris-ropes

Don Harris, also a Christian, has an infinite amount of experience in the wrestling business with regards to performance, production, and live events. Don has a bi-racial family, an adopted Filipino daughter, and sponsors children in Bangladesh and Haiti. We have included a photo of his family.

https://www.dropbox.com/s/nta7pd1ro1jlfse/Don%20Harris%20Family.jpg?dl=0

Andrew, thanks again for your question. The dream, purpose and mission of Aro Lucha is to build the first great Fan-Owned Lucha Libre Sports & Entertainment Company. We believe strongly the foundation for accomplishing this starts with living out our eight core values as outlined above. Everyone associated with the Aro Lucha team shares these core values. A big part of the excitement around this opportunity are the fans themselves, and the culture and values they represent.

Dennis Smith   Jan 30 ∨

i invested 100 dollars what do i get for this

ANSWER   IGNORE

ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Dennis, the #1 thing that you receive for that amount is actual stock in the company, so you are IN FACT an OWNER in Aro Lucha. The other items that you receive are access to our exclusive facebook page, a voice in the company, as well as being part of our community!

Mondell G. Crosby `INVESTOR`   Jan 6 ⌄
When can we expect an update?
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Mondell, please see the question and answer below. We're hoping to announce a few things in the coming months. Thanks for the patience.

Michael Rains `INVESTOR`   Nov 21 ⌄
When will we know how the series is shaping up and the 2019 schedule.
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Michael, are you part of our mailing list or the exclusive Facebook page? We'll be pushing out communications there, but we're hoping to announce somethings in the coming months.

Tonino Mitacchione   Nov 17 ⌄
What does ARO stand for?
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Aro in Spanish means Ring

Tonino Mitacchione   Nov 17 ⌄
Who are the planned announcers of the show?
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Tonino, we will be auditioning multiple announcers, do you have any suggestions?

Andrew Jesse Zhao   Nov 16 ⌄
Where do I see the status of my investment? Information such as which company is handling my investment and the current share value.
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Andrew, see the answer in your earlier question.

Stephanie FRANCHOMME   Nov 9 ⌄
How can I help? I'm a French wrestling fan, wrestling writer for British media, Lucha Libre fan.
ANSWER   IGNORE

 **Jason Brown** CEO `FOUNDER`   Feb 12 ⌄
Hi Stephanie, would love to connect. Can you send us a Facebook message or email us at *social@arolucha.com* ?

MORE QUESTIONS



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